18005219

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Received
MAR 0 1 2018
WASH, D.C.

SEC FILE NUMBER
8-49951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MDB Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2425 Cedar Springs Road
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Schuman — 310-526-5006
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd, #120	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, Gary Schuman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MDB Capital Group LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO & CCO

Title

See Attachment

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLS FARGO

Jurat Certificate California only

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 21st

day of February, 2018, by Gary A. Schuman

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Place Seal Here

GREGORY KOSAL
COMM. #2127578
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Commission Expires 09/21/2019

Signature [signature]

Description of Attached Document

Type or Title of Document
Annual Audited Report Form X-17A-5 Part III

Document Date
02/21/2018

Number of Pages 2

Signer(s) Other Than Named Above
None

DSG 3018 CA Rev 02 2 15

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of MDB Capital Group, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of MDB Capital Group, LLC as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of MDB Capital Group, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MDB Capital Group, LLC's management. My responsibility is to express an opinion on MDB Capital Group, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to MDB Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as MDB Capital Group, LLC's auditor since 2007.

Tarzana, California

February 23, 2018

MDB CAPITAL GROUP LLC

Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$ 3,886,341
Accounts receivable	17,815
Securities at market value	25,260,472
Investments in affiliates	51,688
Notes receivable	631,999
Due from related party	25,791
Prepaid and other assets	71,949
Total assets	$ 29,946,055

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 421,408
Accrued compensation	1,688,924
Subordinated note payable	408,779
Total liabilities	2,519,111
MEMBERS' EQUITY:	
Members' equity	27,426,944
Total liabilities and members' equity	$ 29,946,055

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Statement of Income
For the year ended December 31, 2017

REVENUES:		
Commissions	$	216,663
Investment banking fees		4,237,489
Private placement fees		1,396,851
Realized gain on available-for-sale securities		10,263,694
Unrealized gain on available-for-sale securities		17,943,659
Interest income		191,762
Other income		945,612
Total revenue		35,195,730
EXPENSES:		
Administrative and operations		1,083,558
Clearing charges		49,545
Compensation		4,313,785
Professional and legal		370,252
Occupancy		60,000
Total expenses		5,877,140
INCOME BEFORE TAXES	$	29,318,590
INCOME TAX PROVISION (Note 2)		
State franchise taxes		25,000
NET INCOME	$	29,293,590

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2017

	Members' Equity
Beginning balance January 1, 2017	$ 8,131,046
Withdrawals	(9,997,692)
Net income	29,293,590
Ending balance December 31, 2017	$27,426,944

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Statement of Cash Flows
For the year ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income:	$	29,293,590
Adjustments to reconcile net gain to net cash provided by operating activities:		
Non-cash adjustments:		
Member distributions, non-cash		(9,997,692)
(Increase) decrease in:		
Accounts receivable		145,285
Securities at market value		(18,754,499)
Investments in affiliates		35,478
Due from related party		(25,791)
Prepaid and other assets		(3,740)
Increase (decrease):		
Accounts payable and accrued expenses		332,809
Accrued salaries		1,103,894
Due to clearing		(120)
Total adjustments		(27,164,376)
Net cash used in operating activities		2,129,214
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of available-for-sale securities		
Proceeds from sales of available-for-sale securities		
Notes receivable		(631,999)
Net cash provided by investing activities		(631,999)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Note payable		(148,045)
Net cash used in financing activities		(148,045)
Increase in cash		1,349,170
Cash at beginning of year		2,537,171
Cash at end of year	$	3,886,341
Supplemental cash flow disclosures		
Interest	$	14,581
Income taxes	$	22,813

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Changes in Subordinated Borrowing
For the year ended December 31, 2017

Subordinated borrowing at January 1, 2017	$	556,824
Decreases		(148,045)
Subordinated borrowing at December 31, 2017	$	408,779

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:
MDB Capital Group LLC (the "Company") was formed in California in 1996 and is approved as a securities broker dealer by the Securities and Exchange Commission, The Financial Industry Regulatory Authority, and The State of Texas.

The Company is a limited liability company whose managing members are Messers. Christopher A. Marlett and Anthony DiGiandomenico.

The Company operates on a fully disclosed basis with another member firm, Interactive Brokers, and is not required to maintain a clearing deposit.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At 12/31/2017, fair value measurements of investments were:

Level 1:	$15,657,510
Level 2:	9,602,962
Level 3:	46,471
Total:	$25,306,943

Management has reviewed the results of operations for the period from December 31, 2017 through February 23, 2018, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2014, 2015 and 2016.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk:
The Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Leases:
The Company leases office space in Dallas from a related party on a month-to-month basis at $5,000 per month. For 2017, the Company had total lease expense of $60,000.

Retirement Plans:
The company has a 401(k) plan for all employees with no employer liability.

Note 2: INCOME TAXES
The Company was formed as Limited Liability Company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

The Company is subject to the State of Texas franchise tax. For 2017, the Company recorded franchise tax expense of $25,000.

Note 3: NET CAPITAL REQUIREMENT
The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2017 the company had net capital of $13,220,160 which was $13,079,471 in excess of the minimum of $140,689 required, and its ratio of aggregate indebtedness of $2,110,332 to net capital was 0.16 to 1 which is less than 15 to 1 maximum ratio of a broker dealer. Minimum net capital is based upon the greater of the statutory minimum net capital of $100,000 or 6 2/3% of aggregate indebtedness, which was $140,689 at December 31, 2017.

MDB CAPITAL GROUP LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2017

	Focus 12/31/17	Audit 12/31/17	Change
Members' equity, December 31, 2017	$ 27,426,944	$ 27,426,944	$ -
Add - Subordinated liabilities	408,779	408,779	-
Subtract - Non allowable assets:			
Receivable from non-customers	25,287	25,287	-
Non-allowable securities at market value	9,916,918	9,916,918	-
Other non-allowable investments	683,269	683,269	-
Other assets	34,277	34,277	-
Tentative net capital	17,175,972	17,175,972	-
Haircuts	2,308,504	2,308,504	-
Undue concentration	1,647,308	1,647,308	-
NET CAPITAL	13,220,160	13,220,160	-
Minimum net capital	140,689	140,689	-
Excess net capital	$ 13,079,471	$ 13,079,471	-
Aggregate indebtedness	2,110,332	2,110,332	-
Ratio of aggregate indebtedness to net capital	0.16	0.16	

There were no differences between the audit and Focus.

MDB CAPITAL GROUP LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2016

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of MDB Capital Group LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii)).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

MDB Capital Group LLC

By:

Gary Schuman, CFO & CCO

Date: February 23, 2018

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
MDB Capital Group LLC
Dallas, Texas

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) MDB Capital Group LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which MDB Capital Group LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) MDB Capital Group LLC, stated that MDB Capital Group LLC, met the identified exemption provision throughout the most recent fiscal year without exception. MDB Capital Group LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about MDB Capital Group LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2018

MDB CAPITAL GROUP LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2017

MDB CAPITAL GROUP LLC

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